INVEST IN **GIVSUM, INC.**

Software helping nonprofits raise more money and operate more productively



Fundraiser
$6,278.82
TOTAL RAISED
$8.01
FEES COVERED
95 %
$0.00
LOGGED
ALEX COOPER
$75.50
SALLY SMITH
$200.42
MICHELLE JOHNSON

givsum.com Newport Beach CA

Technology | Software | Crowdfunding | Fundraising | Tech

LEAD INVESTOR

James Haluszczak

We invested in Givsum because of their approach to modernizing the charitable giving process by targeting established organizations, such as Rotary International, who have already mastered the charitable giving industry. Further, Givsum also partners with directly with the charities themselves to offer technology forward campaign marketing and donor tracking, allowing better conversion rates per individual fundraising campaigns and entire multi-year fundraising programs. Givsum is the industry's first enterprise software that offers large, established charitable giving organizations end-to-end management of their fundraising programs. Their fully integrated software platform connects the organization and the individual at the point of sale with features such as digital auctions and mobile payment processing. Their technology brings charitable giving decades forward to unlock the power of human good deeds. We couldn't be more excited to be a part of the Givsum journey. The company continues to exceed milestones with new client signups and technological advances. We are excited to deepen our investment with this follow-on funding and we look forward to continuing our support of Shawn and his team.

Invested $500,000 this round & $300,000 previously

Learn about Lead Investors

Highlights

1. 💰 400% growth in volume from the previous year. 200% growth in total revenue.
2. 🌱 Revenue from organizations that pay for SaaS and transaction fees • 900+ campaigns in 2021.
3. 💥 15% week-over-week growth in new subscriptions.
4. 📈Huge market: $471 billion donated to U.S. charities in 2020.
5. 👍 Niche: growth strategy is initially focused on U.S. Rotary clubs + affiliated local charities.
6. 💪 Founding team highly experienced in nonprofits ops, tech, and business law

Our Team



Shawn Wehan CEO

25+ years of experience in the nonprofit and service club sector. Shawn is responsible for setting the overall direction, culture, and product strategy for the company, as well as new growth initiatives.



25+ years of experience in the nonprofit and service club sector. Shawn is responsible for setting the overall direction, culture, and product strategy for the company, as well as new growth initiatives.

We recognized that far too many nonprofit organizations struggle financially because they're using bad tech. We know that the sector will gladly pay for better software tools that will help them raise more money, reach more people, and deliver their services more effectively. So, we set out to build a platform that would do just that.



Alan McCann CTO

25+ years of experience architecting internet and digital media technology to achieve maximum ROI for investors. Alan is always looking to leverage new technologies, empowering the company to maximize the business impact of its technology resources.



Robert Kollar GC

25+ years of in-house legal and business experience, which provides the Givsum team the advantage of knowing how to avoid regulatory pitfalls and ensuring legal compliance. He also applies a keen sense of strategy to all business decisions.

Our tech streamlines operations for charitable organizations 👆

Givsum helps charitable organizations free up valuable time and resources to pursue their worthwhile missions.

We do this by providing a simple online platform that organizations can use to create fundraising pages, sell event tickets, accept donations, run auctions, manage their volunteers, track donor behavior, and more – all in one place.



Givsum's software helped supporters of the Sunrise Rotary Club of Camarillo's golf tournament raise $53,932 for kidSTREAM.

PITCH



Problem   **Charitable**



organizations are trying to solve the world's biggest challenges, but they're held back because they **use bad tech.**

2

My Co-Founders and I have been involved in the charitable space in some form or fashion for most of our adult lives, be it volunteering, supporting organizations financially, or serving in some leadership capacity. What we've learned is that no matter the size or sophistication of the organization, they're all hindered by bad tech: some are antiquated, others are ineffective, almost none of them work together or leverage peer-to-peer opportunities, and most are priced beyond the value they provide. Charitable organizations need a better solution.

- It takes too much time to manage multiple online tools and most don't work together.

- Without a networked marketplace, Peer-to-peer opportunities are missed.

- Generated data is siloed, its usefulness is never realized.

- Not only is their bad tech ineffective, it's overly expensive.



Solution

Givsum is **great tech**! It's an **ecosystem of tools** that can be used independently, but are designed to work together.

3

That's where the Givsum platform comes in. We've built the tech that charitable organizations want and it works in the ways that they need. While the tools that we've built can certainly be used independently, they increase efficiencies and effectiveness when they are used together. Organizations can run most of their operations from a single dashboard, leverage peer-to-peer support, take advantage of previously unknown data, and all at a reasonable cost.

- Everything works in concert from a single dashboard: fundraisers, community events, analytics, donor management, and more.

- Every engagement on the platform is designed to be shared peer-to-peer.

- In a networked marketplace, all data is captured and is available to be mined and analyzed.

- Givsum saves lots of time and is affordable.

Traction







Subscriptions launched in May 2021 with Rotary Clubs as our initial beachhead:

- 15% week-over-week growth in new subscriptions
- 400% growth in volume from previous year
- 200% growth in total revenue and MRR
- 0.04% churn
- 10% growth in referrals
- 8,505 new users

Sticky Factor

Once Givsum subscribers process over $3,000 in donations, the following occurs within 30 days:

90% will create a second fundraiser or ticketed event

50% will create a volunteer project

20% will turn their organization's profile page into their primary website

20% will upload their membership list and start collecting dues

The reason why we built our platform to function as an ecosystem is based on our hypothesis that once an organization began enjoying the use of our tools and all of their data started living on our platform that they would find it easier to invest further into the use of Givsum than to switch or return to one of our competitors. What we've found is that all it takes is for an organization to process anything over $3,000 for them to start making use of various other aspects of the platform.

Business Model

GIVSUM STARTER	GIVSUM STANDARD	GIVSUM ENTERPRISE
LIMITED PLATFORM TOOLS	FULL PLATFORM TOOLS	FULL PLATFORM TOOLS + CUSTOM INTEGRATIONS FOR HIGH VOLUME CUSTOMERS
Organizations: No Subscription Fee	Organizations: Monthly Subscription: $50 Annual Subscription: $500	Organizations: Negotiated
Supporters: Transaction Fee of 5% + $0.30	Supporters: Transaction Fee of 5% + $0.30	Supporters: Negotiated

Our customers have one of three ways to use the Givsum platform. If all they need is an organization page, with a donate button, and the ability to invoice membership dues, then the Givsum Starter is our Freemium offering.

For those that want full use of the platform, there are two subscription options: month-to-month or annual. Because we don't charge sign-up or cancellation fees, a subscriber is free to turn their subscription on or off whenever they like, and at just $50 per month, the barrier to entry is minimal. Once subscribed and with repeated use, customers are encouraged to save themselves $100 by prepaying for an annual subscription.

For organizations that can guarantee large transaction volume, we can negotiate a reduction of either subscription fees or transaction fees.

Important to note, we do still charge transaction fees. We charge a flat 5% + $0.30 on every transaction, 2% of which is collected by Givsum and the rest goes to our payment processor; transaction fees are always paid by supporters, not by an organization.



Target
Market
Size
TAM
35K ROTARY CLUBS WORLDWIDE
210K ASSOCIATED NONPROFITS
$65B IN CONTRIBUTIONS
SAM
7.5K U.S. ROTARY CLUBS
45K ASSOCIATED NONPROFITS
$14B IN CONTRIBUTIONS
SOM
1,850 ROTARY CLUBS
11.1K ASSOCIATED NONPROFITS
$4B IN CONTRIBUTIONS
$32M REVENUE
7

Givum's beachhead is targeted at the 7,500 Rotary Clubs across the United States, and their adjacent partnered charities (3-6 per club on average). Givsum's goal is to onboard 12,950 clubs and charitable organizations within 5 years, resulting in 24% of SAM.



Revenue
Projections
AVERAGE CUSTOMER UNIT
(50 Supporters)
Annual Processing $60,000
Annual Revenue $1,800
Lifetime Value $9,000
Subscription
40%
Fundraising
& Tickets
40%
Membership
20%
8

Forward looking projections cannot be guaranteed.

So how does this all break down? The average Rotary Club has about 50 people who support that organization. Based solely on our current verticals, the average club is processing $60,000 during the course of a year, which puts $1,800 in our pockets. As we add new features, like online auctions, we expect to capture a significant increase in what they process. Our goal is to grow the number of Rotary Clubs that we have using the platform and to encourage their participation in our referral program. Each club is affiliated, on average, with 3-6 local charities. By leveraging happy Rotary Clubs, they become a distribution network that will expedite our entry into new market locations.



Revenue Projections
$40M
Seed $2M
Series A
$30M
EBITA
$12.5M
$20M
$10M



YEAR	2021	2022	2023	2024	2025	$0M
SUBSCRIBERS	60	323	1,327	4,164	13,069	

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Forward looking projections cannot be guaranteed.

Founders



Shawn Wehan
CEO
25+ Years of experience in the nonprofit sector.



Alan McCann
CTO
25+ Years of internet and digital media technology experience.



Robert Kollar
GC
25+ Years of in-house legal and business experience.

10

Investment Opportunity

$500K Committed $2M Goal

Convertible Note Terms:

$2M Seed Round

$10M Cap

5% Interest

20% Discount



- Operations 20%
- R&D 35%
- Sales & Marketing 45%

Use of Funds

11

Here's how you can get involved. We're raising a $2M Seed Round on a convertible note, at 5% interest, a $10M cap, and a 20% discount on the next priced round. SteelBridge Labs is leading the round with $500,000, so we have $1.5M available. The bulk of the funds raised will be used to grow our customer base and to release new features that will add new revenue streams from our customers.

Contact Us



givsum.com

hello@givsum.com

(224) 244-8786

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APPENDIX: Feature List

DONATIONS
- Single and Recurring
- Campaigns
- Widget/Embeds
- API
- Peer to Peer

TICKETS
- Paid/RSVP
- Bulk Sponsorships
- Widget/Embed

MEMBERSHIPS
- Single/Recurring
- Invoicing

LOGGING
- Volunteer Hours
- Donations
- In-kind Gifts

CONTRIBUTIONS
- Receipts
- Annual Reports
- Donation Management

USER PROFILE
- Givsum Score
- Club Highlighted
- Contribution Overview
- Featured Campaign

PRIVACY TOOLS
- Profile/Sharing
- Anonymous
- Member Views

CLUB/ORG PROFILE
- About
- Opportunities
- Membership List
- Impact Graphs
- Contacts

REGISTRATION DESK
- Checkin App
- On-location Purchases
- Bidder Groups

EVENT CREATION

SUPPORTERS
- Reports
- Emails
- Groups
- Surveys

LEDGER
- 2 Accounts
- Distribution Reports
- Receipts

SETTINGS
- Permissions
- Donation Markers
- Club/Org Details
- Thank You Letters

INTEGRATIONS

STORE ITEMS
- Digital/Material

VOLUNTEERS
- Registration

MARKETPLACE
- Suggested
- General
- Search
- Private

- Private/Public
- Goal Selection
- Social Analytics
- CSV. Downloads
- Date/Ongoing

- Intercom
- Quickbooks Online
- Questy
- Publish for Charity

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APPENDIX: Customer Responses

"Givsum provided the easiest and smoothest check-out we've ever had. Givsum has a great system and I'm sure you will find that it's useful to many organizations." -Anna Sakvarelidze, President, Woodland Hills Rotary Club

"Givsum was light years ahead of what else was out there. We've been blown away with the customer service." -Dustin Long, President, Camarillo Sunrise Rotary Club

"Givsum has allowed me to participate in a way that I feel is most beneficial for Rotary, including raising funds and awareness for our Panama and Mexico dental projects." -Steve Bender President, Newport Beach Rotary Club

"We've never had the ability to collaborate like this all in one place...you can actually see people to relate and connect to. I want all of our Rotary Clubs to have this." - Elizabeth Mahoney Governor, Rotary District 5320

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APPENDIX: Recent Campaigns



| $26,373.06 | $50,561.28 | $21,550.16 | $10,934.33 | $18,163.62 |

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Givsum Founder, Shawn Wehan, serving as the master of ceremonies at the Pediatric Cancer Research Foundation's Reach for the Cure in 2014.

Downloads

2021-09-01 Givsum Convertible Note.pdf